Exhibit 3.267

CERTIFICATE OF FORMATION

OF

PERFECT GAME RECORDING COMPANY LLC

1. The name of the limited liability company is “Perfect Game Recording Company LLC”.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Perfect Game Recording Company LLC this 1st day of November, 2005.

/s/ Paul Robinson
Paul Robinson
Authorized Person